UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number  0-12379

First Financial Bancorp 401(k) Savings Plan
201 East Fourth Street, Suite 1900
Cincinnati, OH 45202

First Financial Bancorp
201 East Fourth Street, Suite 1900
Cincinnati, OH  45202

Financial Statements and Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

Years ended December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but  not  for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 28, 2011

First Financial Bancorp 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Cash	$4,869	$-

Investments-at fair value:
First Financial Bancorp common stock	13,790,611	11,892,824
Common collective trusts	12,089,184	6,629,725
Mutual funds	23,369,916	20,738,989
Total investments	49,249,711	39,261,538
Receivables:
Interest and dividends	76,521	20,601

Total assets	49,331,101	39,282,139

Net assets reflecting investments at fair value	49,331,101	39,282,139

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(210,131)	(175,904)

Net assets available for benefits	$49,120,970	$39,106,235

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009

Additions to (deductions from) net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,922,937	$5,153,139
Interest and dividend income	1,015,395	1,011,290

Total investment income	6,938,332	6,164,429

Contributions:
Employer	2,549,887	1,775,104
Participants	4,899,745	3,385,472
Rollovers	762,548	88,133
Other additions	231,798	-

Total contributions	8,443,978	5,248,709

Benefits paid to participants	(5,367,575)	(3,551,063)

Total deductions	(5,367,575)	(3,551,063)

Net increase	10,014,735	7,862,075
Net assets available for benefits:
Beginning of year	39,106,235	31,244,160

End of year	$49,120,970	$39,106,235

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the summary plan description for more information.

First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan covers substantially all associates of the Plan Sponsor and affiliates.  Prior to July1, 2010, eligible associates were required to be age twenty-one or older.  The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes.  The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 100 percent of the associate’s contribution up to the first 3% of the participant’s deferrals and 50 percent of the next 2% of the associate’s contribution up to a maximum employer contribution of 4%.  Associate and employer contributions are invested as designated by the associate.  Prior to July 1, 2010, employer contributions were initially invested in the Federated Stock and Bond Fund or as designated during the enrollment by the associate. Employer contributions made prior to January 1, 2006 were fully vested upon contribution to the Plan.  As of January 1, 2008, participants are 100% vested under the safe harbor provision.  Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis.  Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines shall be eligible.

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions and rollover accounts and the earnings on these accounts.

Active associates may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document.  Any distribution of before-tax funds results in a six month suspension of participation in the Plan.  Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.

Beginning July 1, 2010, active associates upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all or a portion of their vested account balance.

Benefits are recorded when paid.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined.

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in individual mutual funds are held with Bank of America, N.A. as of July 1, 2010.  Prior to July 1, 2010, Federated Retirement Plan Services was the trustee.  Investments are stated at fair values based on quoted closing net asset values obtained by Bank of America, N.A. from published market data.  Security transactions are recorded on the trade date.

The Federated Capital Preservation Fund invests in fully benefit-responsive investment contracts through a common collective trust.  This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  Previous funds invested in the Federated Capital Preservation Fund transferred to Merrill Lynch on July 1, 2010.  New funds invested in the Federated Capital Preservation Fund went to the Merrill Lynch Retirement Preservation Trust Fund, which as of December 31, 2010 was in the process of liquidation, and therefore all the wrap contracts had been terminated.  The Merrill Lynch Equity Index Trust invests in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 amended FASB ASC Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2,  and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009
First Financial Bancorp common stock	$13,790,611	$11,892,824
Federated Capital Preservation Fund	6,348,870	6,629,725
Blackrock Global Allocation (A)	5,095,757	N/A
ML Equity Index Trust I	4,933,929	N/A
Thornburg International	3,801,323	N/A
Prudential Jennison Small Comp	3,328,159	N/A
Hartford Dividend	3,055,768	N/A
Pimco Total Return Fund (A)	2,778,784	N/A
Federated Max-Cap Index Fund SS	−	4,268,137
American Funds EuroPacific Growth Fund (R3)	−	3,217,481
Federated Kaufmann Small Cap Fund (A)	−	2,905,592
Federated Total Return Bond Fund (A)	−	2,237,266
Lord Abbett Fundamental Equity (R3)	−	2,224,703
Federated Stock and Bond Fund, Inc. (A)	−	2,155,781

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated in carrying value as follows:

	December 31,
	2010	2009
First Financial Bancorp common stock	$2,985,607	$1,797,809
Equity and fixed income mutual funds	1,957,597	3,355,330
Common collective trust	979,733	−
Net appreciation	$5,922,937	$5,153,139

4. Fair Value Measurements

FASB ASC Topic 820-10 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	If the asset of liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 31, 2009, respectively.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stocks (a)	$13,790,611	$-	$-	$13,790,611

Common collective trusts (b)	-	12,089,184	-	12,089,184

Mutual funds (c)	23,369,916	-	-	23,369,916

Total assets at fair value	$37,160,527	$12,089,184	$-	$49,249,711

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stocks (a)	$11,892,824	$-	$-	$11,892,824

Common collective trusts (b)	-	6,629,725	-	6,629,725

Mutual funds (c)	20,738,989	-	-	20,738,989

Total assets at fair value	$32,631,813	$6,629,725	$-	$39,261,538

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(a)	This category includes investments valued at the closing price reported on the active market on which the individual securities are traded.

(b)
This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings.  The Federated Capital Preservation fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value.  As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Merrill Lynch Equity Index Trust does not invest in these guaranteed or synthetic investment contracts and as of December 31, 2010, the Merrill Lynch Retirement Preservation Fund had terminated all of these types of contracts.

(c)	This category includes mutual funds and money market funds that are valued at the net asset value (NAV) of shares held by the Plan at year-end.

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt.  In accordance with Revenue Procedures 2010-06 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor.  The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Plan holds units of common/collective trust funds managed by Bank of America, N.A., the trustee of the Plan.  The Plan also invests in the common stock of the Company.  These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA.  The Plan received $321,756 and $390,883 in common stock dividends from the Company during 2010 and 2009, respectively.

First Financial Bank, N.A., an affiliate of the Plan Sponsor, was the Plan Trustee through June 30, 2010.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Net increase in net assets available for benefits per the financial statements	$10,014,735	$7,862,075

Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	34,227	154,446

Net income per the Form 5500	$10,048,962	$8,016,521

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as changes in interest rate, market volatility, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Delinquent Participant Contributions

During 2010, the Company was untimely in remitting certain participant contributions in the amount of $508.  Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality.  The Company remitted the delinquent participant contributions to the Plan by March 9, 2011 and reimbursed the Plan for lost earnings in the amount of $10 on March 9, 2011.  Related excise taxes will be paid by the Company.

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002–51
$508	$0	$508	(1)	$0	$0

(1)
Represents delinquent participant contributions from various 2010 pay periods. The Company remitted lost earnings to the Plan and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2011.

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount		Value**

First Financial Bancorp common stock*	746,245	shares	$13,790,611

ML Equity Index Trust I*	47,944	shares	4,933,929

ML Ret Preservation Trust*	775,476	shares	775,475

ML Ret Preservation Trust GM*	30,910	shares	30,910

Federated Capital Preservation Fund*	613,874	shares	6,348,870

Lazard Emerging Markets Open	8,877	shares	196,984

Lazard Emerging Markets Open-GM	743	shares	16,497

Invesco International Small (A)	73,665	shares	1,381,213

Perkins Small Cap Value Fund	4,646	shares	111,281

JP Morgan US Equity Fund CL A	14,050	shares	144,015

JP Morgan US Equity Fund (A) GM	2,997	shares	30,723

Prudential Jennison Mid-Cap (A)	1,609	shares	44,062

Prudential Jennison Mid-Cap GM	620	shares	16,987

Nationwide Mid Cap Market Index	8,392	shares	123,787

Columbia Small Cap Core Fund (A)	13,067	shares	202,019

Columbia Small Cap Core Fund (A) GM	1,480	shares	22,880

Victory Established	2,295	shares	60,081

Victory Established GM	1,276	shares	33,414

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year, continued)

December 31, 2010

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount		Value**

Mainstay Large Cap Growth (R2)	5,980	shares	42,338

Mainstay Large Cap Growth (R2) GM	4,715	shares	33,382

Pimco All ASTT All Authority (A)	61,370	shares	645,002

Pimco All ASTT All Authority GM	9,129	shares	95,950

Hartford Dividend	158,906	shares	3,055,768

Hartford Dividend GM	2,171	shares	41,744

Thornburg International	136,150	shares	3,801,323

Thornburg International GM	1,333	shares	37,218

Blackrock Global Allocation (A)	262,397	shares	5,095,757

Loomis Sayles Strategic Income (A)	3,232	shares	47,800

Loomis Sayles Strategic Income (A) GM	5,233	shares	77,396

Dreyfus Opportunistic Mid Cap (A)	41,307	shares	1,411,859

Pimco Total Return Fund (A)	256,109	shares	2,778,784

Pimco Total Return Fund (A) GM	13,192	shares	143,134

Prudential Jennison Small Comp	163,949	shares	3,328,159

Templeton Global Bond Fund (A)	18,015	shares	244,819

Templeton Global Bond Fund (A) GM	5,730	shares	77,870

Pending Settlement Fund	27,670	shares	27,670

			$49,249,711

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments, and therefore, is not included

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2010

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (i)—Transactions in excess of 5 percent of plan assets

American Funds EuroPacific Growth Fund (R3)	$-	$3,170,200	$-	$3,045,246	$3,170,200	$124,954

Federated Kaufmann Small Cap Fund (A)	-	2,941,767	-	2,166,297	2,941,767	775,470

Federated Max Cap Index Fund SS	-	4,251,175	-	4,703,905	4,251,175	(452,730)

Lord Abbett Fundamental Equity (R3)	-	2,398,949	-	2,519,173	2,398,949	(120,224)

Federated Stock and Bond Fund, Inc. (A)	-	2,304,092	-	2,313,507	2,304,092	(9,415)

Janus Balanced Fund S	-	1,997,469	-	2,081,659	1,997,469	(84,190)

Federated Total Return Bond Fund IS	-	2,439,390	-	2,399,806	2,439,390	39,584

Federated Capital Preservation Fund	-	6,974,380	-	6,324,420	6,974,380	649,960

First Financial Bancorp common stock*	-	11,775,514	-	11,981,751	11,775,514	(206,237)

*	Represents a party-in-interest to the Plan

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2010

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

American Funds EuroPacific Growth Fund (R3)	$-	$3,474,643	$-	$3,877,442	$3,474,643	$(402,799)

Federated Kaufmann Small Cap Fund (A)	-	3,178,246	-	3,257,856	3,178,246	(79,610)

Federated Max Cap Index Fund SS	-	4,528,711	-	4,875,185	4,528,711	(346,474)

Lord Abbett Fundamental Equity (R3)	-	2,578,996	-	2,727,310	2,578,996	(148,314)

Federated Stock and Bond Fund, Inc. (A)	-	2,592,509	-	2,761,861	2,592,509	(169,352)

Janus Balanced Fund S	-	2,185,654	-	2,285,019	2,185,654	(99,365)

Federated Total Return Bond Fund IS	-	2,825,019	-	2,762,067	2,825,019	62,952

Federated Capital Preservation Fund	-	8,247,248	-	8,247,247	8,247,248	1

First Financial Bancorp common stock*	-	13,059,350	-	12,614,448	13,059,350	444,902

*	Represents a party-in-interest to the Plan

There were no category (ii) or (iv) reportable transactions during 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(K) SAVINGS PLAN

Date:	June 28, 2011	By:	/s/ Jennifer Quehl-Gessendorf
Jennifer Quehl-Gessendorf
Vice President
Human Resources

/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President and Chief Financial Officer